Exhibit 99.3

Volaris Reports January 2019 Traffic Results;

Passenger Growth of 14%, Load Factor of 82%

Mexico City, Mexico. February 5, 2019 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports January 2019 preliminary traffic results.

During January 2019 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 10.2% year over year. Total demand, as measured in Revenue Passenger Miles (RPMs), in January 2019 increased 12.1% year over year, reaching 1.6 billion. Volaris transported a total of 1.7 million passengers during the month, an increase of 13.6% year over year. In January 2019, Volaris increased domestic and international ASMs by 13.0% and 4.5%, respectively. Network load factor for January was 81.5%, an increase of 1.4 percentage points year over year.

Volaris’ President and Chief Executive Officer, Enrique Beltranena, commented: “Capacity growth in terms of ASMs was driven by better aircraft utilization, and the passenger demand continues to be solid for Volaris. As a general outlook, unit revenues continue improving as compared to last year.”

The following table summarizes Volaris traffic results for the month and year-to-date.

	January 2019	January 2018	Variance
RPMs (in millions, scheduled & charter)
Domestic	1,117	976	14.5%
International	504	471	7.0%
Total	1,621	1,447	12.1%
ASMs (in millions, scheduled & charter)
Domestic	1,363	1,206	13.0%
International	628	601	4.5%
Total	1,991	1,807	10.2%
Load Factor (in %, scheduled)
Domestic	82.0%	80.9%	1.1 pp
International	80.6%	78.3%	2.3 pp
Total	81.5%	80.1%	1.4 pp
Passengers (in thousands, scheduled & charter)
Domestic	1,299	1,124	15.6%
International	357	333	7.1%
Total	1,656	1,457	13.6%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 172 and its fleet from four to 77 aircraft. Volaris offers more than 360 daily flight segments on routes that connect 41 cities in Mexico and 26 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for nine consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100